UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 21, 2020

Menlo Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38356	45-3757789
(State or other jurisdiction of incorporation)	(Commission File Number)	(I. R. S. Employer Identification No.)

200 Cardinal Way, 2nd Floor

Redwood City, California 94063

(Address of principal executive offices, including ZIP code)

(650) 486-1416

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	MNLO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 8.01.	Other Events.

Shareholder Litigation

As previously disclosed, on November 10, 2019, Menlo Therapeutics, Inc. (“Menlo”), Foamix Pharmaceuticals Ltd. (“Foamix”) and Giants Merger Subsidiary Ltd., a wholly-owned subsidiary of Menlo (“Merger Sub”) entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 4, 2019, as may be further amended from time to time, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Foamix, with Foamix surviving as a wholly-owned subsidiary of Menlo (the “Merger”).

As previously reported in Menlo’s Registration Statement on Form S-4 (Registration No. 333-235351) (the “Registration Statement”) initially filed on December 4, 2019 (as amended by Amendment No. 1, filed January 6, 2020) relating to the Merger Agreement and Menlo’s 8-K filed on January 15, 2020 (the “Additional Material”), on December 11, 2019 and December 18, 2019, purported shareholders of Foamix filed putative class action lawsuits against the members of Foamix’s board of directors (the “Foamix Board”), Foamix, Menlo and Merger Sub in the United States District Court for the District of Delaware and the United States District Court for the District of New Jersey, respectively, and on December 12, 2019, December 17, 2019, December 20, 2019 and January 7, 2020, purported shareholders of Foamix filed individual lawsuits against the members of the Foamix Board and Foamix. The lawsuits filed on December 12, 2019 and January 7, 2020 were filed in the United States District Court for the District of New Jersey and the lawsuits filed on December 17, 2019 and December 20, 2019 were filed in the United States District Court for the Southern District of New York.

On January 21, 2020, a purported shareholder of Foamix filed an individual action against Foamix and the Foamix Board in the United States District Court for the District of New Jersey under the caption Nam v. Foamix Pharmaceuticals Ltd., et al., Case No. 3:20-cv-00670 (D.N.J.) (the “Nam Action”). The Nam Action generally claims that the Registration Statement issued in connection with the Merger omitted material information in violation of Sections 14(a) and 20(a) of the Exchange Act. The Nam Action seeks, among other things, injunctive relief to prevent consummation of the Merger, rescission or rescissory damages in the event the Merger is consummated, a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, costs, including attorneys’ fees and such other and further relief as the court may deem just and proper. In addition, the Nam Action requests an order directing the individual defendants to disseminate a proxy statement that does not contain any untrue statements of material fact and that states all material facts necessary to make the statements contained therein not misleading.

While Menlo believes that the disclosures set forth in the Registration Statement and the Additional Material comply fully with applicable law, in order to avoid nuisance, cost and distraction that may result from litigation, and to preclude any efforts to delay Foamix’s extraordinary general meeting of shareholders and closing, Menlo has determined to voluntarily amend and supplement the Registration Statement with the additional information set forth below. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Amendment to the Registration Statement

The following additional information should be read in conjunction with the Registration Statement and the Additional Material, which should be read in their entirety. To the extent that information herein differs from or updates information contained in the Registration Statement or the Additional Material, the information contained herein supersedes the information contained in the Registration Statement and the Additional Material. All page references are to pages in the Registration Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Registration Statement.

The disclosure in the Registration Statement in the section “The Merger—Recommendation of the Foamix Board and Foamix’s Reasons for the Merger—Strategic Rationale” beginning on page 103 is amended as follows:

By replacing the second bullet under the heading “Strategic Rationale” on page 103 with the following:

•

The Foamix Board considered that the proposed merger creates a stronger, more diversified player in the dermatological space with the potential to launch three products within the next three years and the opportunities to take advantage of cost synergies related to overhead, sales, marketing, distribution and administrative functions because Foamix’s existing and planned commercial infrastructure and dermatology sales force can also support the launch of Menlo’s product candidate, if approved. Foamix’s management considered that cost savings synergies could be more than $50 million per year beginning in 2021 for the Combined Company as compared with the costs of operating the companies separately based upon the anticipated costs of each company to independently commercialize their products and product candidates, if approved.

Additional Information and Where to Find It

On January 6, 2020, Menlo filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the SEC. The registration statement has been declared effective by the SEC. BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Security holders may obtain a free copy of the Form S-4, including the joint proxy statement/prospectus, and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the Form S-4, including the joint proxy statement/prospectus, and other documents containing important information about Menlo and Foamix through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at http://ir.menlotherapeutics.com/financials/sec-filings and https://www.foamix.com/investors/sec-filings, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 2019. To the extent the holdings of Menlo securities by Menlo’s directors and executive officers or the holdings of Foamix securities by Foamix’s directors and executive officers have changed since the amounts set forth in Menlo’s or Foamix’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger is contained in the joint proxy statement/prospectus relating to the proposed merger filed, and may be contained in other relevant materials that may in the future be filed, with the SEC regarding the proposed merger. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Menlo’s website at http://ir.menlotherapeutics.com/financials/sec-filings and Foamix’s website at https://www.foamix.com/investors/sec-filings.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo or Foamix may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Menlo Therapeutics Inc.

/s/ Kristine Ball
Date: January 28, 2020	By: Kristine Ball
Senior Vice President, Corporate Strategy and Chief Financial Officer